Exhibit 12.1

Nationwide Health Properties

Earnings to Fixed Charges

	Q1 2005	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges

Ratio	1.92	2.27	1.96	1.72	2.05	2.09

Income from continuing operations	$13,443	$71,299	$55,616	$40,817	$58,865	$66,345
Interest	14,586	55,709	56,519	54,987	54,846	58,391

“Earnings”	$28,029	$127,008	$112,135	$95,804	$113,711	$124,736

Interest	$14,586	$55,709	$56,519	$54,987	$54,846	$58,391
Capitalized interest	—	365	768	554	613	1,245

“Fixed charges”	$14,586	$56,074	$57,287	$55,541	$55,459	$59,636